UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Hilltop Securities Holdings LLC
(successor to SWS Group, Inc.)

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

78503N107

(CUSIP Number)

Corey Prestidge

Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas  75201

(214) 855-2177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78503N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hilltop Holdings Inc. 84-1477939

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100% membership interest in Hilltop Securities Holdings LLC, successor of SWS Group, Inc.

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100% membership interest in Hilltop Securities Holdings LLC, successor of SWS Group, Inc.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100% membership interest in Hilltop Securities Holdings LLC, successor of SWS Group, Inc.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 78503N107

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed by Hilltop Holdings Inc. with the Securities and Exchange Commission (the “Commission”) on August 8, 2011, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on September 16, 2011, Amendment No. 2 to Schedule 13D filed with the Commission on December 1, 2011, Amendment No. 3 to Schedule 13D filed with the Commission on January 10, 2014, Amendment No. 4 to Schedule 13D filed with the Commission on April 1, 2014 and Amendment No. 5 to Schedule 13D filed with the Commission on October 3, 2014 (as amended and supplemented, collectively, this “Schedule 13D”), relating to the common stock, $0.10 par value per share, of SWS Group, Inc., a Delaware corporation.  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 3.                                      Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following at the end of Item 3:

The Reporting Person financed the cash portion of the consideration in respect of the merger described in Item 4 of this Schedule 13D with its available working capital.

Item 4.                                      Purpose of Transaction

Item 4 is hereby supplemented to add the following at the end of Item 4:

On January 1, 2015, the Reporting Person completed its previously announced acquisition of the Issuer.  The acquisition was effected by means of a merger of the Issuer with and into Hilltop Securities Holdings LLC (formerly, Peruna LLC), a wholly owned subsidiary of the Reporting Person and the surviving company in the merger.  As a result of the merger, no shares of common stock of the Issuer remain issued and outstanding; each share of the Issuer’s common stock issued and outstanding immediately prior to the effective time of the merger, subject to certain exceptions described in the merger agreement, was converted into the right to receive $1.94 in cash and 0.2496 shares of the Reporting Person’s common stock, with cash paid in lieu of fractional shares.

Item 5.                                      Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(e)          As a result of the merger described in Item 4 of this Schedule 13D, no shares of the Issuer’s common stock remain issued and outstanding. The Reporting Person has a 100% membership interest in Hilltop Securities Holdings LLC, the surviving company in the merger.  The Reporting Person has the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, its membership interest in Hilltop Securities Holdings LLC.  Except for the transactions contemplated by the merger agreement, the Reporting Person has not, and to the Reporting Person’s knowledge, without independent verification, none of the Named Individuals have, effected any transactions in the securities of the Issuer during the past sixty days.  Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer owned by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2015

Hilltop Holdings Inc.

By:	/s/ COREY G. PRESTIDGE
Name:	Corey G. Prestidge
Title:	Executive Vice President, General Counsel & Secretary